SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                     RYANAIR GUARANTEES NO FUEL SURCHARGES
                      BA CONTINUES TO PENALISE PASSENGERS

Ryanair, Europe's No.1 low fares airline, today (9th August 04) reiterated its guarantee that there would be NO fuel surchargesfor Ryanair passengers this year, as BA announces a second round of even HIGHER fuel surcharges to passengers.

Speaking today, Ryanair's Head of Communications, Paul Fitzsimmons said:

"Ryanair is committed to giving passengers Europe's lowest fares everyday. Our pledge to consumers is clear and unambiguous - the fare you pay, is the fare you pay. Every Ryanair passenger can rest assured that Ryanair guarantees no fuel surcharges - not today, not tomorrow, not ever.

BA's first instinct last May was to penalise passengers with a fuel surcharge instead of reducing costs to pay for higher oil prices, and today they're at it again, with a second round of even HIGHER fuel surcharges. It is wrong, unfair and anti-consumer that passengers who have already purchased high priced BA tickets, and paid a fuel surcharge now have to pay a second surcharge. BA are nothing more than a bunch of price gougers, ripping off consumers with high fares and surcharges.

At Ryanair we believe in low fares. That's why Ryanair is the UK's favourite airline for UK/European travel."

Ends:

For Further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director